# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Genius Sports Limited, CIK 0001834489
CUSIP: G3934V109
Title of class of securities: Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: 1st Floor, 27 Soho Square, London, United Kingdom (X0), W1D 3QR
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001859559

## Reporting persons
- Mark Locke: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 17,070,924; shared voting power 0; sole dispositive power 17,070,924; shared dispositive power 0; aggregate amount beneficially owned 17,070,924 (7.2% of the class)
  Comment: (1) Represents 17,070,924 ordinary shares.
  (2) Calculated based on 238,718,120 shares outstanding as of September 30, 2025, as reported on Exhibit 99.1 to the Issuer's Report on Form 6-K, furnished to the United States Securities and Exchange Commission on November 4, 2025.

## Item 1. Issuer
Name of issuer: Genius Sports Limited
Address of issuer's principal executive offices: 1st Floor, 27 Soho Square, London, United Kingdom W1D 3QR

## Item 2. Person Filing
Name of person filing: This statement is filed by Mark Locke, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: c/o Genius Sports Group,1st Floor, 27 Soho Square, London, W1D 3QR
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on the cover page.
The Reporting Person holds the securities reported herein directly. This Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mark Locke: /s/ Mark Locke, Mark Locke, Chief Executive Officer (11/14/2025)